EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

	Six months ended		Fiscal years ended
	July 4, 2010		January 3, 2010		December 28, 2008	December 30, 2007		December 31, 2006		January 1, 2006
	(In thousands, except ratios)
Computation of earnings:
Income (loss) before provision for income taxes	$681,769		$503,801		$(1,952,374)	$352,658		$403,355		$613,307
Fixed charges excluding capitalized interest	44,553		81,630		67,821	65,081		39,287		1,801
Distributed earnings from 50%-or-less-owned affiliates	─		(392)		(3,604)	(5,840)		(2,498)		(718)
Adjusted earnings	$726,322		$585,039		$(1,888,157)	$411,899		$440,144		$614,390
Computation of fixed charges:
Interest expense	$35,795		$70,205		$65,207	$62,097		$36,859		$17
Interest relating to lease guarantee of 50%-or-less-owned affiliates	7,609		8,898		─	615		─		538
Interest portion of operating lease expense	1,149		2,527		2,614	2,369		2,428		1,246
Fixed charges	$44,553		$81,630		$67,821	$65,081		$39,287		$1,801
Ratio of earnings to fixed charges (1)	16.3	x	7.2	x	─	6.3	x	11.2	x	341.1	x
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(1)
Computed by dividing (i) income (loss) before provision for income taxes adjusted for fixed charges by (ii) fixed charges which include interest expense plus amortization of debt issuance costs, the portion of rent expense under operating leases deemed to be representative of the interest factor and interest relating to lease guarantees of 50%-or-less-owned affiliates.  In fiscal year 2008, earnings were insufficient to cover fixed charges by $1.96 billion.